P.E. 2/1/02

02013389

RECD S.E.C.
FEB 7 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

A press release dated February 6, 2002, announcing Bouygues Offshore's financial results for the fourth quarter and the year ended December 31, 2001.

PADOCS01/111106.1

Record Backlog of EUR 1,125.9 Million and Net Sales of EUR 1,028.2 Million at December 31, 2001

(Montigny-le-Bretonneux, France - February 6, 2002) - Bouygues Offshore (NYSE: BWG – Paris: BOS.PA) reported a record backlog of EUR 1,125.9 million at December 31, 2001, representing an increase of 12.7% over the prior year.

In fourth quarter 2001, Bouygues Offshore was awarded, in particular:

- A contract worth USD 163 million by Azerbaijan International Operating Company (AIOC) to fabricate offshore structures in Azerbaijan.
- A contract worth EUR 28 million by ENAGAS for turnkey construction of a Liquefied Natural Gas tank in Spain, through its subsidiary Technigaz.
- Contracts worth a combined EUR 40 million by the Caspian Pipeline Consortium to maintain CPC projects in Russia and Kazakhstan.
- A contract worth USD 5 million by The Shell Petroleum Development Company of Nigeria Ltd. to maintain surface facilities at the Odidi field in Nigeria.

66% of the total backlog, relates to project work for 2002, 29% for 2003 and 5% thereafter.

The majority of net sales are generated in the procurement and construction phases.

The main projects underway are currently in the engineering phase, resulting in fourth quarter 2001 net sales of EUR 239.0 million, versus EUR 301.6 million in the prior-year period.

Net sales for full-year 2001 stood at EUR 1,028.2 million, compared to EUR 1,065.1 million in 2000. The Group's main areas of operation were Africa (excluding North Africa) and Europe (excluding France), thanks to our strong presence in Russia.

The annual results will be published on February 27 at 7:30 a.m.

Appendices: Tables

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Jacques MADINIER - Bouygues Offshore
Directeur Communications & Investor Relations
Phone: 33 1 30 60 79 69 - fax: 33 1 30 60 84 48
e-mail: j.madinier@bouygues-offshore.com

Year-to-date analysis

In million – Unaudited	Year ended 12/31/2001 euros	Year ended 12/31/2000 euros
Offshore		
Net sales	411.9	-
New orders	498.2	-
Backlog (end of period)	514.9	-
Onshore		
Net sales	353.0	-
New orders	276.5	-
Backlog (end of period)	355.6	-
Oil and Gas Contracting		
Net sales	764.9	791.5
New orders	774.7	874.6
Backlog (end of period)	870.5	860.7
Liquefied gases		
Net sales	34.5	13.2
New orders	74.4	90.1
Backlog (end of period)	119.7	79.8
Maritime and River Works		
Net sales	29.3	61.5
New orders	40.5	38.2
Backlog (end of period)	21.7	10.5
Chemicals-Refining, Energy-Industry		
Net sales	41.3	67.8
New orders	44.9	24.6
Backlog (end of period)	21.9	18.3
Maintenance Services		
Net sales	158.2	131.1
New orders	220.9	133.0
Backlog (end of period)	92.1	29.4
Total Net sales(1)	1 028.2	1 065.1
Total New orders	1 155.4	1 160.5
Total Backlog (end of period)	1 125.9	998.7

(1) 2001 net sales included EUR 49.1 million of operating costs billed directly to single project joint ventures or reimbursable expenses billed to customers, compared with EUR 66.2 million in the full year 2000.

Quarterly analysis

In million – Unaudited	Fourth quarter ended 12/31/2001 euros	Fourth quarter ended 12/31/2000 euros
Offshore		
Net sales	84.6	-
New orders	185.6	-
Backlog (end of period)	514.9	-
Onshore		-
Net sales	77.4	-
New orders	84.2	-
Backlog (end of period)	355.6	-
Oil and Gas Contracting		
Net sales	162.0	218.3
New orders	269.8	461.6
Backlog (end of period)	870.5	860.8
Liquefied Gases		
Net sales	9.7	7.9
New orders	28.3	83.7
Backlog (end of period)	119.7	79.7
Maritime and River Works		
Net sales	10.4	21.8
New orders	9.1	15.8
Backlog (end of period)	21.7	10.5
Chemicals-Refining, Energy-Industry		
Net sales	7.3	17.2
New orders	6.7	5.8
Backlog (end of period)	21.9	18.3
Maintenance Services		
Net sales	49.6	36.4
New orders	61,5	36.1
Backlog (end of period)	92.1	29.4
Total Net sales[(1)]	239.0	301.6
Total New orders	375.4	603.0
Total Backlog (end of period)	1 125.9	998.7

[(1)] Fourth quarter 2001 net sales included EUR 14.1 million of operating costs billed directly to single project joint ventures or reimbursable expenses billed to customers, compared with EUR 31.4 million in the fourth quarter 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: February 6, 2002

By: /s/Mireille Arvier
Name: Mireille Arvier
Title: Chief Financial Officer